SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD
SAMSUNG MAIN Bldg., 250
TaepyungRo, 2Ga,
ChoongKu, Seoul, Korea, 100-742
TEL : 727-7114 FAX : 753-0967

02 FEB 12 AM 8:03

February 7, 2002

02015070

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Name: Heejin Yang
Title: Associate

dw 2/12

Notice of Full Redemption

SAMSUNG ELECTRONICS CO., LTD. (the Company)
US$300,000,000
ZERO PER CENT. CONVERTIBLE BONDS DUE 2007 (the Bonds)
796050 AC (Rule 144A CUSIP), Y74718AN0 (REG S CUSIP),
US 796050AC65 (ISIN).

The Company irrevocably exercises its option to redeem all of the remaining outstanding Bonds on March 25, 2002. This notice relates to Certificates representing Bonds in the aggregate principal amount of US$69,770,000.

(i) Conversion Price : The Conversion price as of the date of this notice is KRW 113,351

(ii) Closing Price : The Closing Price of the Common Shares as of January 16, 2002 was KRW 301,500 per Common share

(iii) Redemption Price : The redemption price per US$1,000,000 principal amount of the Bonds is US$ 1,000,000 since the bonds bear no interest.

(iv) Conversion Rights : The last day on which Conversion Rights may be exercised is March 15, 2002.

(v) Redemption Date : March 25, 2002

(vi) Outstanding Bonds : As of January 15, 2002, the aggregate principal amount of outstanding Bonds was US$69,770,000. At the Conversion Price stated above, the outstanding Bonds could currently be converted into 546,891 common Shares or 1,093,782 Global Depositary Shares.